1. **Nature of Business and Summary of Significant Accounting Policies**

   Nature of Business
   Russell Investments Financial Services, LLC, a Washington limited liability company (the "Company"), is a wholly owned subsidiary of Russell Investments Management, LLC ("RIM", "Parent" or "Member"), which is part of Russell Investments, the marketing name used to represent Russell Investments Group Ltd ("Russell Investments Group") and its global subsidiaries. RIM is a wholly owned subsidiary of Russell Investments US Retail Holdco, Inc. ("RIURH"), which is ultimately owned by Russell Investments Group.

   The Company is a Limited Liability Company ("LLC"). Liabilities of the Company are not the liabilities of its Member beyond the extent of the Member's equity in the Company.

   The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company engages in the sale of redeemable shares of registered investment companies and direct participation programs in the United States of America.

   Russell Investment Company ("RIC") and Russell Investment Funds ("RIF") are registered investment companies affiliated with the Parent and Russell Investments. The Company has entered into a distribution agreement with RIC and RIF. The Company has also entered into a sales support agreement and a shareholder servicing agreement with RIC.

   Risks and Uncertainties
   Volatility and disruption of the capital and credit markets, adverse changes in the US and global economy and political uncertainty, may significantly affect the Company's results of operations and may put pressure on the Company's financial results.

   The business and regulatory environments in which the Company operates remain complex, uncertain and subject to change. The Company is subject to various laws, rules and regulations globally that impose restrictions, limitations and registration, reporting and disclosure requirements on its business and add complexity to its compliance operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), as well as other legislative and regulatory changes, impose restrictions and limitations on the Company, resulting in increased scrutiny and oversight of the Company's financial services and products. The Company continues to analyze the impact of the Dodd-Frank Act as further implementing rules are adopted and become effective.

   Pursuant to the Dodd-Frank Act, the Securities and Exchange Commission ("SEC") may establish different standards for broker-dealers in their interaction with retail customers, which could increase the Company's sales and/or distribution costs. In April 2018, the SEC proposed rules that would apply to all retail investors and would, among other things: require broker-dealers to act in the best interest of their retail customers when recommending securities and provide additional disclosure about the scope and terms of the relationship; clarify the fiduciary duty that an investment adviser owes to its clients; and require a new short-form disclosure document to inform clients of the nature of their relationships with investment professionals and investment advisers, including differences in the principal types of services offered, the legal standards of conduct that apply to each, the fees a client might pay, and conflicts of interest that may exist.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Significant estimates are inherent in the preparation of the financial statements. Actual results could differ materially from those estimates.

Adoption of New Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* (Topic 606), and several amendments (collectively "Topic 606"). Topic 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most previous revenue recognition guidance, including industry-specific guidance. The guidance also changes the accounting for certain contract costs and revises the criteria for determining if an entity is acting as a principal or agent in certain arrangements.

The Company adopted Topic 606 effective January 1, 2018 on a modified retrospective basis. There was no impact to the opening balance sheet as of January 1, 2018, or to revenue for the year-ended December 31, 2018, after adopting Topic 606, as recognition of revenue did not change as a result of implementing the new standard.

Cash and Cash Equivalents

Cash and cash equivalents consist of nonconsolidated sponsored money market funds and deposits with financial institutions, and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value. The Company considers all money market funds and instruments with original maturities of three months or less at the purchase date as cash equivalents.

Cash is held at financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.

Fixed Assets

Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method. Furniture and equipment are depreciated over estimated useful lives ranging from three to seven years. Capitalized software includes purchased and internally developed software. Purchased software is amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal use software during the application development stage. Once the internal use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining life of the lease. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts. Repair and maintenance costs are expensed as incurred.

Fair Value Measurements

In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The fair value disclosure framework prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value into three broad levels. In some instances, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics and other factors. The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The categorization within the hierarchy is based upon the pricing transparency of the financial asset or liability and does not necessarily correspond to the Company's perceived risk or liquidity. See Note 3.

Benefit Plans

The Company participates in an incentive plan for certain employees. The Performance Unit Plan ("PUP") provides the recipient the right to receive a cash payment equal to the plan value multiplied by the number of units held upon vesting. The plan value is calculated formulaically based on the EBITDA of Russell Investments Group for the most recent financial year ended December 31, 2018. The PUP awards vest ratably (in equal parts) over a three year period on the anniversary of the grant date. The PUP awards will also vest immediately at the time the participant's retirement, disability or death. The Company recognizes compensation expense for the plan on a straight line basis over the respective vesting period.

Revenue Recognition

On January 1, 2018, the Company adopted Topic 606, using the modified retrospective method. There was no impact to retained earnings as of January 1, 2018, or to revenue for the year-ended December 31, 2018, as recognition of revenue did not change as a result of implementing the new standard. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue is recognized upon transfer of control of promised services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those services. The Company enters into contracts that contain a single performance obligation. In determining the transaction price, the Company considers multiple factors, including whether constraints on variable consideration should be applied due to uncertain future events.

Distribution and shareholder servicing fee revenue

Distribution and shareholder servicing fee revenue represents distribution and sales and marketing activities performed for affiliates. Compensation for this performance obligation is generally calculated as a percentage of the Assets Under Management ("AUM"). This performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company is the principal in these arrangements as it is responsible for providing the distribution, sales and marketing services.

Sales commissions revenue

Sales commissions revenue primarily consists of underwriting and sponsorship fees of affiliated mutual funds. Compensation for this performance obligation is generally calculated as a percentage of the AUM of the affiliated mutual funds. This performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company is the principal in these arrangements as it is responsible for providing the underwriting and sponsorship services.

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment.

Accounts are deemed past due based on payment terms. The Company writes off delinquent accounts to the extent and at the time they are deemed to not be recoverable. There was no allowance for uncollectible accounts at December 31, 2018. The Company did not record any bad debt expense for the year ended December 31, 2018.

Income Taxes

The Company is a single-member limited liability company classified as a disregarded entity and is included in the U.S federal and separate and combined state income tax returns with RIURH. RIURH allocates these income taxes to the Company using the separate return method. Federal income taxes payable are recorded through and included in due to affiliates. The Company is required to file as a standalone entity in certain states. State income taxes payable are recorded in due to affiliates and accrued expenses and other liabilities. State income taxes receivable are recorded in prepaid expenses and other.

Consistent with the separate company method, and other than described above, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of the Company's assets and liabilities and the reported amounts in the consolidated financial statements using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company recognizes the accrual of tax and interest on uncertain tax positions as a component of income tax expense.

2.   **Fixed Assets**

Fixed assets consist of the following balances at December 31, 2018:

Software	$	1,001,782
Furniture and equipment		363,754
Leasehold improvements		1,516,523
		2,882,059
Accumulated depreciation and amortization		(2,532,009)
	$	350,050

Depreciation and amortization expense related to fixed assets was $50,502 for the year ended December 31, 2018.

3.   **Assets and Liabilities Measured at Fair Value on a Recurring Basis**

The Company carries at fair value on a recurring basis in the statement of financial condition investments in money market mutual funds. The Company measures the fair value of its money market mutual funds using a market approach based on the published net asset value per share.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the lowest level of input that is significant to the fair value measurement in its entirety:

Level 1   Inputs are quoted prices (unadjusted) in active markets or exchanges for identical assets or liabilities. Investments included in this category include the money market mutual funds.

Level 2   Inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3   Inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value.

Fair Value Tabular Disclosures

The following table summarizes the valuation of the Company's assets measured at fair value on a recurring basis using the fair value hierarchy levels as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets				
Money market mutual funds	$ 23,124,430	$ —	$ —	$ 23,124,430

4. Current and Deferred Income Taxes

The tax effects of temporary differences that gave rise to the net deferred income tax assets as of December 31, 2018 are presented below:

Deferred income tax assets		
Tax deductible goodwill	$	15,225,495
Accrued long-term incentive plan		124,598
Depreciation of fixed assets		53,653
Other		56,213
Total deferred income tax assets	$	15,459,959

Deferred tax assets include tax deductible goodwill resulting from a deemed asset purchase of the Company in 2016.

Federal income taxes due to RIM as of December 31, 2018 are $913,376 and are included in due to affiliates. State income taxes payable to states as of December 31, 2018 are $1,253,360 and are included in accrued expenses and other liabilities. Other state income taxes receivable at December 31, 2018 are $26,849 and are included in prepaid expenses and other.

The Company remains subject to examination by state jurisdictions for the period ending December 31, 2016. The Company's predecessor, Russell Financial Services, Inc., remains subject to examination by certain state jurisdictions for certain years subsequent to and including 2014.

As of December 31, 2018, the Company has gross unrecognized tax benefits of $267,682. The Company recognized $3,164 in interest and penalties on amounts due to tax authorities.

The Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

5. Benefit Plans

Retirement Plan

The Company participates in the Russell Investments Retirement Plan (the "Plan"), a defined contribution plan covering eligible employees. The Plan is sponsored by Russell Investments Group, LLC. ("RI"), a subsidiary of Russell Investments Group, and allows for contributions to be made out of the Company's net operating profits at the discretion of RI's Board of Directors. Employees may also contribute a percentage of their compensation

as defined by the Plan. The Company's contribution to the Plan was $891,392 and is included in compensation and benefits expense for the year ended December 31, 2018.

Performance Unit Plan ("PUP")
The Company recognized $240,563 related to the PUP for the year ended December 31, 2018 and has an aggregate recorded liability of $272,840 as of December 31, 2018 included in incentive compensation liabilities. No awards were issued during the year ended December 31, 2018 and no additional awards will be issued under the PUP in the future.

6.   **Related Party Transactions**

Related parties include affiliated funds and affiliated entities. Amounts due to and from affiliated entities and substantially all of the Company's revenues and receivables as well as some operating expenses are from related parties.

Under a joint paymaster and a joint purchasing agreement, RI processes payroll transactions and payments for the direct expenses of the Company. Additionally, the Company is allocated certain negotiated charges such as office space, equipment and insurance charges. The Company reimburses RI monthly for these expenses. Amounts payable to RI for these charges are $1,621,436 at December 31, 2018 and are included in due to affiliates. Affiliated rent expense and occupancy charges under this agreement were $792,687 for the year ended December 31, 2018.

The Russell Investments Group and its subsidiaries follow a Transaction Allocation Methodology intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines. RI acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Transaction Allocation Methodology. The amount recorded for transfer pricing for the Transaction Allocation Methodology under the agreement for the year ended December 31, 2018 was $15,685,727. The intercompany charge for transfer pricing is comprised of expenses allocated to the Company which were incurred by other affiliated entities. There was $12,245 due to RI for transfer pricing charges at December 31, 2018 included in due to affiliates.

The Company has entered into an Expense Sharing and Support agreement with RIM. Under this agreement, RIM agrees to compensate the Company for providing marketing, distribution and client service activities with respect to the RIC and RIF funds. For the year ended December 31, 2018 these fees were $117,696,402 . There are no amounts due from RIM at December 31, 2018.

The Company has entered into a sales support agreement and a distribution agreement with RIC. Substantially all fees received in connection with these agreements are remitted to financial intermediaries. For the year ended December 31, 2018, these fees were $25,627,004 and are recorded as distribution and shareholder servicing fee revenue. Amounts receivable for these services were $1,854,892 at December 31, 2018 and are presented as distribution fees receivable.

The Company allocates rent expense for certain office space occupied by affiliates. Amounts receivable for this allocated rent was $7,194 at December 31, 2018 and is presented as prepaid expenses and other.

7.   **Net Capital and Reserve Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $250,000. At December 31, 2018, the Company has net capital of $4,117,507 which is $3,867,507 in excess of its minimum net capital requirement of $250,000.

The Company operates under the provisions of Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, claims exemption from the provisions of that Rule.

8.   Commitments

The Company leases office space under noncancelable lease agreements expiring between 2020 and 2027.

At December 31, 2018, the Company's remaining commitment for the minimum lease payments for these noncancelable operating leases is as follows:

Years Ending December 31,		
2019	$	892,064
2020		870,282
2021		303,395
2022		206,157
2023		209,076
Thereafter		866,901
	$	3,347,875

At December 31, 2018, the Company expects to receive minimum sub-lease payments related to a noncancelable operating leases is as follows:

Years Ending December 31,		
2019	$	352,958
2020		362,971
2021		61,747
2022		—
2023		—
Thereafter		—
	$	777,676

9.   Concentration of Risk

Substantially all revenue earned and accounts receivable outstanding of the Company is generated from transactions with affiliated entities.

10.   Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

11. **Contingencies**

The Company has various claims and legal matters occurring in the normal course of business, which management, based upon the advice of legal counsel, does not expect to have a material adverse effect on the financial condition of the Company.

12. **Subsequent Events**

The Company has performed an evaluation of subsequent events through February 26, 2019, which is the date the financial statements were issued. No significant events were identified that would require disclosure in the notes to the financial statements.